                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Uptowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

     Carl E. Midkiff, 714 Fifth Avenue, Huntington, WV 25701, (304) 525-8164
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                February 6, 1984
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        INAPPLICABLE

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       1.    NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Carl E. Midkiff

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       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS
             (A)             N/A

             (B)             N/A

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       3.    SEC USE ONLY

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       4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)    PF and WC.
                                                   See Item 3 for explanation.

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       5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)              N/A

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       6.    CITIZENSHIP OR PLACE OF ORGANIZATION              USA

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* NUMBER OF           7.      SOLE VOTING POWER                 755,528
SHARES BENE-
FICIALLY OWNED BY     8.      SHARED VOTING POWER                50,947**
EACH
REPORTING             9.      SOLE DISPOSITIVE POWER            755,528
PERSON WITH           10.     SHARED DISPOSITIVE POWER           50,947**

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       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 806,475**

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       12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                   N/A

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       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        50.93%

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       14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)             IN


* The information set forth in Nos. 7 through 13 above represent information as of March 11, 2004. Appendix 1 attached hereto and incorporated herein by reference reflects the historical data with regard to this information since February 6, 1984, the date on which Mr. Midkiff became subject to the filing requirement of Schedule 13D. ** These numbers include an additional 220 shares beneficially owned by Mr. Midkiff over which he exercises shared voting and shared dispositive power which were not previously reported on the original
Schedule 13D as filed.

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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share of Uptowner Inns, Inc., a West Virginia corporation ("Uptowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia, 25701.

ITEM 2.   IDENTITY AND BACKGROUND

         This Statement is filed by Carl E. Midkiff ("Mr. Midkiff" or the "reporting person") whose business address is Uptowner Inns, Inc., 741 Fifth Avenue, Huntington, West Virginia, 25701. Mr. Midkiff currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of Uptowner.

         Mr. Midkiff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Midkiff is a citizen of the United States of America and a resident of the State of West Virginia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transactions reported in the historical data presented on Appendix 1 were accomplished primarily using personal funds of the reporting person, with the exception of the shares purchased with working capital by MMS Limited Partnership (Mr. Midkiff is a 75% limited partner in this general partnership) and Prestige Property, Inc. (a corporation owned by Mr. Midkiff and his immediate family). To the best of Mr. Midkiff's recollection, the amount of funds for each event triggering a reporting requirement are as follows:


          ---------------------------------------------------------------------------------------------
            DATE REPORTING REQUIREMENT                       TYPE/AMOUNT OF FUNDS
                    TRIGGERED
          ---------------------------------------------------------------------------------------------
          February 6, 1984               MMS  Limited  Partnership  used  working  capital  to acquire
                                         264,158 shares for $0.65/share.
          ---------------------------------------------------------------------------------------------
          June 30, 1992                  Prestige  Property,  Inc.,  used  working  capital to acquire
                                         28,102 shares for $0.65/share.
          ---------------------------------------------------------------------------------------------
          October 1, 1999                Prestige  Property,  Inc.,  used  working  capital to acquire
                                         12,625  shares for  $0.65/share.  Mr.  Midkiff used  personal funds to acquire 220 shares for  $0.65/share.  Violet Midkiff gifted  200,000  shares  to the  Violet  Midkiff  Irrevocable
                                         Trust, of which Mr. Midkiff is Trustee.
          ---------------------------------------------------------------------------------------------
          December 6, 2000               Violet  Midkiff  gifted  10,000  shares  to Mr.  Midkiff  and
                                         30,000 shares to his sons and wife.
          ---------------------------------------------------------------------------------------------
          May 4, 2001                    Mr.  Midkiff used personal funds to acquire 25,247 shares for
                                         $0.65/share.  Violet Midkiff gifted 10,007 shares to the Wade
                                         Midkiff Irrevocable Trust, of which Mr. Midkiff is Trustee.
          ---------------------------------------------------------------------------------------------
          November 26, 2001              Mr.  Midkiff used personal funds to acquire 24,800 shares for
                                         $0.65/share.
          ---------------------------------------------------------------------------------------------
          November 29, 2002              Mr.  Midkiff used  personal  funds to acquire 2424 shares for
                                         $0.50/share.  Mr.  Midkiff  acquired  voting and  dispositive powers  over  162,474  shares  owned by  Violet  Midkiff  and
                                         100,985 shares owned by Violet Midkiff and her grandsons,  as joint tenants with right of survivorship,  through a power of attorney.
          ---------------------------------------------------------------------------------------------
          December 13, 2002              MMS  Limited  Partnership  sold its  264,158  shares,  64,719 shares of which were  purchased by Issuer and 199,439  shares of which were purchased by Mr. Midkiff for  $0.65/share  with personal funds.
                                         Mr.  Midkiff used personal funds to purchase an additional 88 shares for $0.50/share.
          ---------------------------------------------------------------------------------------------

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The reporting person acquired shares through various transactions over the years generally through offers made to sell stock initiated by individual shareholders.

         Prospectively, Uptowner plans to complete a reverse stock split whereby it will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reference is made to No. 11 of the cover page hereto and to the attached Appendix 1.

         (b) Reference is made to Nos. 7, 8, 9 and 10 of the cover page hereto and to the attached Appendix 1.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         With regard to the shares owned by Violet Midkiff, Carl E. Midkiff's mother, individually and jointly with his minor sons, Mr. Midkiff has authority to vote and dispose of those shares pursuant to a power of attorney executed November 29, 2002, as a result of Ms. Midkiff's ill health. Additionally, pursuant to trust agreements, Carl Midkiff, as Trustee, has voting and dispositive powers over the shares held by The Violet Midkiff Irrevocable Trust and the Wade Midkiff Irrevocable Trust.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1) Trust Agreement for The Violet Midkiff Irrevocable Trust (previously filed).

         (2) Power of Attorney of Violet Midkiff (previously filed).




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2004
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Date

/s/ Carl E. Midkiff
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Signature

Carl E. Midkiff
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Name/Title:

                                   APPENDIX 1
                                       TO
                                 SCHEDULE 13 D*

                                (CARL E. MIDKIFF)

                    --------------------------------------------------------
                            Number of Shares Beneficially Owned by
                                     Each Reporting Person
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                                                                             11. Aggregate
     Date of                                                                     Amount       12. Check if the     13. Percent of
   Event Which                                                                Beneficially    Aggregate Amount         Class
    Required         7. Sole       8. Shared       9. Sole      10. Shared   Owned by Each    in [Column] (11)     Represented by
   Filing this        Voting        Voting       Dispositive    Dispositive    Reporting      Excludes Certain        Amount in
    Statement         Power          Power          Power          Power         Person            Shares           [Column] (11)
----------------------------------------------------------------------------------------------------------------------------------
   02/06/1984             64        264,158             64        264,158        264,222            N/A                 16.67%
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   06/30/1992             64        292,260             64        292,260        292,324            N/A                 18.46%
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   10/01/1999        200,064        305,105        200,064        305,105        505,169            N/A                 31.90%
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   12/06/2000        230,064        315,105        230,064        315,105        545,169            N/A                 34.43%
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   05/04/2001        265,318        315,105        265,318        315,105        580,423            N/A                 36.65%
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   11/26/2001        290,118        315,105        290,118        315,105        605,223            N/A                 38.22%
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   11/29/2002        556,001        315,105        556,001        315,105        871,106            N/A                 55.01%
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   12/13/2002        755,528         50,947        755,528         50,947        806,475            N/A                 50.93%
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   04/11/2004        755,528         50,947        755,528         50,947        806,475**          N/A                 50.93%
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

* For an explanation of the details of acquisitions of stock by the reporting person and the reporting person's holding of voting and dispositive powers of stock not owned by him, see Item 3.

** Of the 806,475 shares beneficially owned by the reporting person, 262,062 shares are owned directly by the reporting person. The reporting person holds voting and dispositive powers over the remaining 493,466 shares through his position as trustee of the Violet Midkiff Irrevocable Trust (200,000 shares), as trustee of the Wade Midkiff Irrevocable Trust (10,007 shares), as attorney-in-fact for his mother, Violet Midkiff, and shares owned by her individually (162,474 shares) and owned jointly with his minor children (100,985 shares), and as custodian of his minor children owning shares individually (20,000 shares). See Item 3 for further details.